

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Thomas B. Pickens, III
Chief Executive Officer
Astrotech Corporation
201 West 5th Street, Suite 1275
Austin, Texas 78701

> **Re: Astrotech Corporation**
> **Registration Statement on Form S-1**
> **Filed July 6, 2020**
> **File No. 333-239705**

Dear Mr. Pickens:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Incorporation of Documents by Reference, page 50

1.   We note that you incorporate information by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended June 30, 2020, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and update this section accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John R. Hempill, Esq.